

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 3, 2010

Patricia G. Skarpa
President, CEO and Principal Executive Officer
Exclusive Building Services, Inc.
914 Park Knoll Lane
Katy, Texas 77450

> **Re: Exclusive Building Services, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 5, 2010**
> **File No. 333-170393**

Dear Ms. Skarpa:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please refer to Rule 419 of Regulation C, which includes a definition of "blank check company." Please note that the Commission stated that it would "scrutinize … offerings for attempts to create the appearance that the registrant … has a specific business plan, in an effort to avoid the application of Rule 419." See Securities Act Release No. 33-6932 (April 28, 1992). Due to your financial condition, even assuming the maximum offering amount, it is unclear how you have disclosed a specific business plan that would allow you to continue as a going concern. Further, your current assets, operations, and revenues are nominal in nature.

In view of the foregoing, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Please provide us with a detailed explanation as to why Rule 419 does not apply to this offering and revise to discuss the business purpose of this offering in light of the fact that the maximum offering amount is insufficient to cover your offering expenses or your estimated expenses for complying with the reporting obligations of the Exchange Act of 1934.

Cover Page of the Prospectus

2.   Please disclose the net proceeds you will receive in accordance with Item 501(b)(3) of Regulation S-K. Please include a footnote that discusses the offering expenses.

Prospectus Summary
About Exclusive Building Services, Inc., page 4

3.   Please significantly revise the summary, business and MD&A sections to describe more clearly the "make ready" component of the commercial cleaning services that you provide.

4.   We note that you were "founded" in 1997 but not incorporated until 2010. Please revise the summary to discuss briefly your historical and current operations and provide additional detail in your business section. Also, please briefly discuss your auditor's going concern opinion.

Risk Factors, page 5

5.   Please revise to include a risk factor to address the fact that this is a no minimum offering, including the risk early investors may be the only investors.

6.   Some of your risk factor captions merely state facts and do not adequately describe the risk in succinct terms. For example, the fourth risk factor on page 8 beginning "We have no firm commitments…" does not adequately explain the potential risk to prospective investors or your business if your sole officer is unable to secure additional investors in the company. Please revise your subheadings to highlight the harm that you would incur should the noted facts materialize.

7.   We note your disclosure of "control share acquisitions" on page 27 and the fact that Ms. Skarpa will continue to own a majority of your outstanding shares after this offering. Please revise the appropriate section to clarify if she would have the ability to cause you to engage in a business combination without seeking shareholder approval. If so, please discuss the risks associated with such ability in this section.

Risks Related to the Business

8. Please include a risk factor that discusses your principal officer's inexperience in running a public company.

EBS is and will continue to be completely dependent on the services…, page 6

9. Considering your disclosure in the preceding risk factor regarding your lack of financial resources, please revise this risk factor and your later disclosure in the business section to explain in greater detail how you plan to engage qualified personnel to implement your strategy.

There are significant potential conflicts of interest, page 6

10. Please revise to remove the paragraph that references exhibit 10.2, which mitigates the risk you are describing.

We intend to become subject to the periodic reporting requirements…., page 7

11. Please revise this risk factor to clarify that neither your maximum offering amount nor your current operations will be sufficient to cover the costs associated with satisfying your reporting obligations.

Patricia A. Skarpa, our chief executive officer…, page 7

12. Please supplement your disclosure elsewhere in the prospectus to discuss with greater specificity the financial advisors that your CEO plans to rely upon in meeting your reporting requirements.

The costs of being a public company could result…, page 7

13. This risk factor already appears to be addressed by your risk factor number 6. Please revise to combine the two risk factors.

Risks Related to Our Common Stock

Currently, there is no established public market…, page 9

Any market that develops in shares of our common stock…, page 10

14. Please note that risk factors should be brief and highlight the material risk you are attempting to convey. Please revise these risk factors to provide brevity and only include the disclosure needed to place the risk into context and revise your disclosure under the Market for Securities heading, as needed, to discuss issues raised here with greater specificity.

Use of Proceeds, page 13

15.   Please revise to provide a separate discussion of each component of the total
        estimated costs for this offering.

16.   Please clarify the reference to "minimum/maximum" proceeds being raised as you
        have already disclosed that this is a no minimum offering.

17.   Considering this is a no minimum offering, please revise to discuss how the
        proceeds will be applied if you raised less than the maximum amount.

The Offering, page 13

18.   Please revise to clarify here and on the cover page whether there are any
        minimum purchase requirements.

Dilution, page 14

19.   In addition to your dilution table, please revise to provide "a comparison of the
        public contribution under the proposed public offering and the effective cash
        contribution" of your current shareholders as required by Item 506 of Regulation
        S-K. Such comparison should disclose the amounts paid by current shareholders
        and the percentage of shares that they own as compared to the amount investors in
        this offering will own based on their contributions.

Market for Securities, page 15

20.   We note your reference to the applicability of Rule 144 of the Securities Act of
        1933 to "shell companies." Please revise to clarify the relevance and purpose of
        the noted reference.

Note Regarding Forward-Looking Statements, page 16

21.   Please revise your disclosure in the last sentence in the second paragraph under
        this subheading to clarify that you are required, pursuant to applicable regulations,
        to update this prospectus during your continuous offering.

Management's Discussion and Analysis of Financial Condition or Results of Operation

Operations, page 17

22.   Considering that your auditors have issued a going concern opinion, please revise
        to indicate the course of action that you intend to take to remedy the noted
        concern.

23.   Please revise to discuss the reasons for the "professional fee" and
        "organizational" expenditures in order to provide additional context to your
        disclosure. Also, revise to discuss the reason for the salary increase considering
        revenues remained unchanged and clarify the number of employees required to
        generate the revenues disclosed.

Liquidity, page 17

24.   We note your discussion of the impact that compliance with reporting company
        requirements under the Exchange Act will have on your liquidity on a going-
        forward basis. Please revise to discuss your estimated expenses in greater detail
        and how you determined such amounts.

25.   Please discuss the company's specific cash requirements for next 12 months to
        continue its operations and provide greater detail about the specifics of your
        formal written loan arrangement with your principal officer. Also, please revise
        to clarify how you determined a loan from your officer is a reliable source of
        liquidity in light of her recent bankruptcy.

26.   We note that you may offer shares to settle the professional fees associated with
        this registration statement. Please revise to clarify if such offer would be limited
        to the offering price used in this offering.

Business, page 19

27.   Please discuss in greater detail how the company earns fees from providing
        cleaning services, including a more robust discussion of the payment structure of
        your contractual arrangements.

Competition, page 20

28.   Please revise to discuss the specific competitive business conditions you are
        subject to in your geographic area, as it appears you will be limited to Harris
        County and the surrounding area. Also, discuss the applicable methods of
        competition. Refer to Item 101(h)(4)(iv) of Regulation S-K.

Directors, Executive Officers, Promoters and Control Persons, page 21

29.   Please expand your disclosure here to provide for each director a discussion of the
        specific experience, qualifications, attributes or skills that led to the conclusion
        that the person should serve as a director. Please refer to Item 401(e) of
        Regulation S-K.

Possible Potential Conflicts, page 21

30.   Please revise this section to discuss the other activities that cause Ms. Skarpa to limit her involvement to 20 hours per week in order to place this conflict into context.

Summary Executive Compensation Table, page 23

31.   Please revise your disclosure to discuss the details of the compensation granted to Ms. Skarpa in accordance with Item 402(m)(1) of Regulation S-K. Refer also to Item 402(o)(1) of Regulation S-K.

Financial Statements

Statement of Operations, page F-4

32.   Based on your statements of operations and stockholders' equity on page F-5, we note that you have recognized $10,300 as organization costs for the year ended July 31, 2009 based on the value of 10,300,000 shares issued. Elsewhere in your document you indicate a portion of these shares were issued to effect the merger between DBA and Exclusive Business Services. Of the 10 million shares issued to the President, please tell us the number of shares attributable to the exchange of the business operations of DBA and the number of shares attributable to the costs and services incurred upon incorporation. Clarify why amounts related to the merger are included in your statements of operations.

Note 1 – Organization, page F-7

33.   We note that you account for the merger between you and Doing Business As (DBA) as a recapitalization. Please advise us of the ownership structure of DBA prior to the transaction and what consideration was given to effect this merger. To the extent DBA was simply incorporated under a new name and there were no changes to the legal organization or reporting entity, tell us why you believe this constitutes a merger or recapitalization. Please expand your disclosure to state, if true, the historical financial statements are a continuation of the operations of the accounting acquirer, DBA.

Note 5 – Principal Customers, page F-9

34.   We note that revenue recognized for the fiscal years ended July 31, 2010 and 2009 was derived from one customer. Please expand your disclosure here and in the business section to discuss the terms (e.g., expiration date, renewal terms, termination terms, etc.) of this customer contract. In addition, please file the agreement as an exhibit to the registration statement in accordance with Item 601(b)(10) of Regulation S-K.

Part II – Information Not Required in the Prospectus

Item 15 Recent Sales of Unregistered Securities, page II-1

35.   Please revise to discuss the basis for your reliance on Section 4(2) of the
         Securities Act of 1933. Please refer to Item 701(d) of Regulation S-K.

Exhibit 5.1 Opinion of Gary B. Wolff, P.C.

36.   Please have counsel revise the opinion to clarify that your shares are duly
         authorized, if true.

         We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Act of 1933 and all applicable Securities Act rules require. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

         Notwithstanding our comments, in the event you request acceleration of the
effective date of the pending registration statement please provide a written statement
from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority,
  declare the filing effective, it does not foreclose the Commission from taking any
  action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority,
  in declaring the filing effective, does not relieve the company from its full
  responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness
  as a defense in any proceeding initiated by the Commission or any person under
  the federal securities laws of the United States.

         Please refer to Rules 460 and 461 regarding requests for acceleration. We will
consider a written request for acceleration of the effective date of the registration
statement as confirmation of the fact that those requesting acceleration are aware of their
respective responsibilities under the Securities Act of 1933 and the Securities Exchange
Act of 1934 as they relate to the proposed public offering of the securities specified in the
above registration statement. Please allow adequate time for us to review any
amendment prior to the requested effective date of the registration statement.

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or Cicely LaMothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3386 with any other questions.

Sincerely,

Duc Dang
Senior Counsel

cc: Gary B. Wolff *(via facsimile)*